Exhibit 99.4

Notice-and-Access Notification to Beneficial Shareholders

You are receiving this notification as Precision Drilling Corporation (Precision) has elected to utilize the notice-and-access provisions adopted by the Canadian Securities Administrators (Notice-and-Access) for delivery of its information circular and related proxy materials (the Meeting Materials) to its shareholders who do not hold their Precision common shares (Common Shares) in their own name (the Beneficial Shareholders). Precision will not utilize Notice-and-Access with respect to the mailing of the Meeting Materials to Beneficial Shareholders who have standing instructions, or have otherwise requested, to receive paper copies of materials. Rather, such shareholders will receive paper copies of the Meeting Materials.

The use of this alternative means of delivery is more environmentally friendly as it helps reduce paper use and also reduces the cost of printing and mailing materials to shareholders.

Please review the information circular before voting.

You are invited to our 2018 annual meeting of shareholders:

When	Where
May 16, 2018 10:00 a.m. Mountain Daylight Time (MDT)	Eighth Avenue Place 525 – 8th Avenue SW, Suite 410 Calgary, Alberta T2P 1G1

Items of Business	Section of Information Circular
1.Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2017	“Receive the 2017 Consolidated Financial Statements” see Page 17.
2.Elect the directors	“Elect the Directors” see Page 17.
3.Appoint the auditors and authorize the directors to fix the auditors’ fees	“Appoint the Auditors” see Page 18.
4.Have a ‘say on pay’ advisory vote	“Participate in Our ‘Say on Pay’ Advisory Vote” see Page 18.
5.Other business	“Other Business” see Page 19.

Particulars of the matters to be brought before the Meeting are set forth in the information circular. Shareholders are reminded to review the information circular carefully and in full prior to voting in relation to the matters to be conducted at the meeting.

Websites Where Meeting Materials are Posted

Meeting Materials can be viewed online at www.sedar.com or on our website at www.precisiondrilling.com.

Exhibit 99.4

Requests for Paper Copies by Beneficial Holders

Beneficial Shareholders may request paper copies of the Meeting Materials to be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the information circular was filed on SEDAR by submitting an online request form at the website www.proxyvote.com or by telephone at 1.877.907.7643 (toll free in North America).

The proxy deposit date and time for Beneficial Shareholders is 10:00 a.m. MDT on May 14, 2018. In order to allow reasonable time for a Beneficial Shareholder to receive and review a paper copy of the Meeting Materials in advance of the proxy deposit date and time, we estimate that any Beneficial Shareholder wishing to request a paper copy of the Meeting Materials should submit such request in accordance with the instructions set forth above on or before May 7, 2018.

Questions

If you have questions on the notice-and-access process, contact our proxy solicitors, Kingsdale Advisors at 1.888.518.1560 (toll free in North America) or 416.867.2272 (outside North America).

Send in your voting instructions right away!

Your completed voting instruction form must be received by Broadridge using one of the following methods by 10:00 a.m. MDT on May 14, 2018 for your vote to count:

▪	Internet: www.proxyvote.com
▪	Telephone: 1.800.474.7493 (English) 1.800.474.7501 (French)
▪	Mail:

Data Processing Centre PO Box 2800 Stn. LCD

Malton, Mississauga, ON L5T 2T7

If you have questions on the notice-and-access process, contact our proxy solicitors, Kingsdale Advisors.

▪	1.888.518.1560 (toll free in North America)
▪	416.867.2272 (outside North America)